Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2	Date of Material Change

June 11, 2024

Item 3	News Release

The press release attached as Schedule “A” was released on June 11, 2024 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

June 11, 2024

SCHEDULE “A”

DIGIHOST EXPANDS BITCOIN MINING OPERATIONS WITH 11,000 S21s INCREASING HASHING RATE TO 3.2 EH/S

Houston, TX – June 11, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), a cutting-edge U.S.-based blockchain technology and computer infrastructure company, is thrilled to announce it has entered into a transformative profit-sharing agreement with a strategic partner. This collaboration will harness the Company’s robust infrastructure to accommodate new digital currency mining servers. All financial references herein are in USD unless stated otherwise.

Under the executed agreement, Digihost will integrate 11,000 state-of-the-art S21 miners (200/TH) (the “S21 Miners”) into its facilities, translating to approximately 44MW of hosting. This deal also includes a profit-sharing component, whereby Digihost will receive 60% of the daily Bitcoin mining rewards earned from the S21 Miners in exchange for providing the agreed upon capacity and electrical infrastructure support.

Alec Amar, President of Digihost, expressed, “This agreement marks another milestone for Digihost, structured to enable us to diversify our revenue streams, solidify our financial standing and enhance our hashing capacity. Our goal is to scale our computing power while staying debt-free, ultimately transitioning our fleet to the latest generation of miners and achieving a targeted hash rate of 5 EH/s by the end of 2024. Remarkably, we are increasing our hash rate by nearly 50% without increasing our energy consumption. Additionally, we are very excited to be developing our first Tier 3 site for high-performance computing, further expanding our technological capabilities. The Company will be utilizing its existing infrastructure in this endeavor, which we expect will provide cost efficiencies.”

The deployment of these next-generation, energy-efficient miners will be completed phases, with an expected hash rate increase of 1.2 EH/s, to a targeted total of 3.2 EH/s, by the end of Q3 2024.

Sustainability Update

Luke Marchiori, the Company’s Chief Sustainability Officer, stated, “The Company remains committed to environmental stewardship as well as demonstrating real decarbonization efforts in accordance with our DigiGreen initiative.  In addition to the 93% zero-emissions power that is already physically supplied to our East Delevan Facility, in 2024 Digihost will be procuring Renewable Energy Certificates to offset the additional 7%, to achieve 100% carbon-free energy. This is in addition to the Company’s long-term commitment to be the anchor subscriber to a 5MW community solar project in Angola, New York, which is expected to go live this month. New York State has some of the most ambitious renewable energy and GHG goals in the country.  The Company is excited to be operating in a state that has such abundant zero carbon resources, while still offering reliable and low-cost electricity.”

Operations Update

Presently, Digihost’s consolidated operating capacity across its three sites represents approximately 90MW of available power, and Digihost is mining at hashrate of 2 EH/s.

About Digihost

Digihost is a growth-oriented technology company focused on the blockchain industry. The Company operates from three sites in the U.S. and, in addition to managing its own operations, provides hosting arrangements at its facilities.

For further information, please contact:

Digihost Technology Inc.

www.digihost.ca

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

Email: michel@digihost.ca

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s agreements with strategic partners, expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; regulatory and other unanticipated issues that prohibit us from declaring or paying dividends to our shareholders that are payable in Bitcoin; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; delivery of miners pursuant to the Company’s hosting agreements many not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; the ability to adhere to Digihost’s dividend policy and the timing and quantum of dividends based on, among other things, the Company’s operating results, cash flow and financial condition, Digihost’s current and anticipated capital requirements, and general business conditions; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein.

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